CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

SEC File Number 8-23395

September 30, 2017

With Report of Independent Registered Public Accounting Firm

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2017

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade, Inc.

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD Ameritrade, Inc. at September 30, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 17, 2017

1

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition
(In Millions, Except Share Amounts)

September 30, 2017

Assets

Cash and cash equivalents	$	324
Receivable from affiliated clearing broker-dealer		50
Receivable from affiliates		3
Other receivables		29
Securities owned, at fair value		104
Property and equipment at cost, net		35
Goodwill		2,297
Acquired intangible assets, net		349
Other assets		11
Total assets	$	3,202

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued liabilities	$	155
Payable to affiliates		30
Deferred income taxes, net		249
Total liabilities		434

Stockholder's equity:

Common stock, no par value, 200 shares authorized, issued and outstanding		—
Additional paid-in-capital		2,723
Retained earnings		45
Total stockholder's equity		2,768
Total liabilities and stockholder's equity	$	3,202

See accompanying notes.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Consolidated Statement of Financial Condition

September 30, 2017

1. Basis of Presentation and Nature of Operations

The Consolidated Statement of Financial Condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, "the Company"). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). The Company evaluated subsequent events through November 17, 2017, the date on which the Consolidated Statement of Financial Condition was available to be issued.

The Company is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA.

The Company clears its client securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. ("TDAC"), an indirect wholly owned subsidiary of the Parent.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded on a trade-date basis and carried at fair value.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful service lives of

the depreciable property and equipment, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on an annual basis and more frequently as events occur or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries based on operating revenues and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and finite-lived acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If based on that review, changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Company also evaluates the remaining useful lives of intangible assets to determine if events or trends warrant a revision to the remaining period of amortization.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The tax provision is computed in accordance with a tax sharing agreement with the Parent that is primarily based on a separate company method of reporting.

Deferred tax assets and liabilities are determined based on the differences between the Consolidated Statement of Financial Condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Adopted Accounting Pronouncements

ASU 2017-03 — In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-03, *Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings.* The applicable SEC Staff announcement applies to the following recently issued accounting standards that have not yet been adopted by the Company: *Revenue from Contracts with Customers* (ASU 2014-09); *Leases* (ASU 2016-02); *Measurement of Credit Losses on Financial Instruments* (ASU 2016-13); and any subsequent amendments to the aforementioned ASUs. Based on the views of the SEC staff, the amendments in ASU 2017-03 require entities to consider providing additional qualitative financial statement disclosures when the Consolidated Statement of Financial Condition impact of adopting the three new ASUs mentioned above is not known or cannot be reasonably estimated. Such qualitative disclosures should include a description of the effect of the accounting policies that a company expects to apply, if determined, and a comparison to the entity's current accounting policies. In addition, an entity should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed. Since this update is intended to add disclosures related to certain ASUs, the adoption of ASU 2017-03 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Recently Issued Accounting Pronouncements

ASU 2017-04 — In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment,* which is intended to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the amendments in this ASU, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying

amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When measuring the goodwill impairment loss, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered, if applicable. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative test is necessary. ASU 2017-04 should be applied prospectively and is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 will be effective for the Company's fiscal year beginning October 1, 2020. The Company does not expect this ASU to have a material impact on its Consolidated Statement of Financial Condition.

ASU 2016-16 — In October 2016, the FASB issued ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory.* This ASU will amend the guidance in Accounting Standards Codification ("ASC") Topic 740, *Income Taxes.* The amendments in this ASU are intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when the asset is sold to a third party. ASU 2016-16 requires modified retrospective adoption and is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. ASU 2016-16 will be effective for the Company's fiscal year beginning October 1, 2018. The Company does not expect this ASU to have an impact on its Consolidated Statement of Financial Condition.

ASU 2016-13 — In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on October 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on its Consolidated Statement of Financial Condition.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Consolidated Statement of Financial Condition (continued)

ASU 2016-09 — In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*. The guidance in ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; (2) tax effects of exercised or vested awards should be treated as discrete items in the period in which they occur; (3) excess tax benefits should be recognized regardless of whether the benefit reduces taxes payable in the current period; (4) excess tax benefits should be classified along with other income tax cash flows as an operating activity; (5) an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; (6) the threshold to qualify for equity classification will permit withholding up to the maximum statutory rates in the applicable jurisdictions; and (7) cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity in the statement of cash flows. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively, retrospectively or using a modified retrospective transition method. ASU 2016-09 is effective for annual periods beginning after December 15, 2016. Therefore, ASU 2016-09 will be effective for the Company's fiscal year beginning October 1, 2017. The Company does not expect this ASU to have a material impact on its Consolidated Statement of Financial Condition.

ASU 2016-02 — In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU will supersede the guidance in ASC Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning October 1, 2019. Early adoption is permitted. The Company is currently assessing the impact of this ASU; however, upon adoption of ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities for its

operating leases, with initial measurement as defined by ASU, in its Consolidated Statement of Financial Condition.

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company plans to adopt the revenue recognition standard as of October 1, 2018. While the Company has not yet identified any material changes in the timing of revenue recognition, its review is ongoing. The Company has not selected a transition method and continues to evaluate the potential impacts that these revenue recognition standards may have on its Consolidated Statement of Financial Condition and additional disclosure requirements.

3. Property and Equipment

Property and equipment consists of the following as of September 30, 2017 (in millions):

Leasehold improvements	$	82
Computer equipment		7
Other equipment, furniture and fixtures		20
		109
Less accumulated depreciation and amortization		(74)
Property and equipment at cost, net	$	35

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2017 (in millions):

	Goodwill	Acquired Intangible Assets, Net
Balance as of September 30, 2016	$ 2,297	$ 423
Amortization of intangible assets	—	(74)
Balance as of September 30, 2017	$ 2,297	$ 349

Acquired intangible assets consist of the following as of September 30, 2017 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 1,143	$ (794)	$ 349

5. Income Taxes

As of September 30, 2017, temporary differences between the Consolidated Statement of Financial Condition carrying amounts and tax bases of assets and liabilities arise primarily from goodwill, acquired intangible assets, stock-based compensation, certain accrued liabilities, property and equipment and the federal impact of state uncertain tax positions.

Deferred income taxes consist of the following as of September 30, 2017 (in millions):

Deferred tax liabilities	$	292
Deferred tax assets		(43)
Net deferred tax liabilities	$	249

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2012 through 2016 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2017, could decrease by up to $5 million ($3 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2017, accrued interest and penalties included in accounts payable and accrued liabilities was $2 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act"), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

The Company computes net capital under the alternative method as permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than (a) 5% of aggregate debit balances or (b) 120% of its minimum dollar requirement.

As of September 30, 2017, the Company's net capital was $155 million, which exceeded the $250,000 required net capital by $155 million. On November 10, 2017, the Company paid a $50 million cash dividend to TDAOH.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion

of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows (in millions):

Fiscal Year	Minimum Lease Payments
2018	$ 31
2019	29
2020	26
2021	24
2022	21
Thereafter (to 2033)	88
Total	$ 219

A majority of the leases for the Company's branch offices contain provisions for renewal at the Company's option.

Borrowing Arrangements

Parent Credit Agreement — The Parent entered into an amended and restated credit agreement with the Company during fiscal 2017, which will terminate on March 1, 2022. Under this agreement, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility.

The applicable interest rate is calculated as a per annum rate equal to, at the option of the Company, (a) LIBOR plus an interest rate margin ("Eurodollar loans") or (b) the federal funds effective rate plus an interest rate margin ("Federal Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.25% for both Eurodollar loans and Federal Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2017, the interest rate margin would have been 1.00% for both Eurodollar loans and Federal Funds Rate loans, each determined by reference to the Parent's public debt ratings. Loans under the uncommitted facility must be repaid with interest on or before the termination date. There were no borrowings outstanding under the Parent credit agreement as of September 30, 2017.

Legal and Regulatory Matters

Order Routing Matters — Five putative class action complaints were filed between August and October 2014 regarding the Company's routing of client orders. The cases were filed in, or transferred to, the U.S. District Court for the District of Nebraska: *Jay Zola et al. v. TD Ameritrade, Inc., et al.*, Case No. 8:14CV288; *Tyler Verdieck v. TD Ameritrade, Inc.*, Case No. 8:14CV289; *Bruce Lerner v. TD Ameritrade, Inc.*, Case No. 8:14CV325; *Michael Sarbacker v. TD Ameritrade Holding Corporation, et al.*, Case No. 8:14CV341; and *Gerald Klein v. TD Ameritrade Holding Corporation, et al.*, Case No. 8:14CV396. The complaints in *Zola*, *Klein* and *Sarbacker* allege that the defendants failed to provide clients with best execution and routed orders to the market venue that paid the most for its order flow. The complaints in *Verdieck* and *Lerner* allege that the defendant routed its clients' non-marketable limit orders to the venue paying the highest rates of maker rebates, and that clients did not receive best execution on these kinds of orders. The complaints variously include claims of breach of contract, breach of fiduciary duty, breach of the duty of best execution, fraud, negligent misrepresentation, violations of Section 10(b) and 20 of the Exchange Act and SEC Rule 10b-5, violation of Nebraska's Consumer Protection Act, violation of Nebraska's Uniform Deceptive Trade Practices Act, aiding and abetting, unjust enrichment and declaratory judgment. The complaints seek various kinds of relief including damages, restitution, disgorgement, injunctive relief, equitable relief and other relief. The Company moved to dismiss each of the five putative class action complaints. On March 23, 2016, the U.S. District Court in Nebraska entered an order dismissing all of the state law claims in the five actions, denying the motion to dismiss the federal securities claims in the *Klein* case, and permitting the plaintiffs in the other four actions to amend their complaints to assert a federal securities claim. None of the plaintiffs in the other four actions filed an amended complaint. The plaintiffs in the *Zola*, *Sarbacker* and *Verdieck* cases filed appeals. The Court of Appeals, 8th Circuit, has not yet ruled on any of the cases. The plaintiff in the *Lerner* case did not file an appeal and that case is considered closed. The *Klein* case is proceeding. The Company intends to vigorously defend against these lawsuits and is unable to predict the outcome or the timing of the ultimate resolution of these lawsuits, or the potential losses, if any, that may result.

Certain regulatory authorities are conducting examinations and investigations regarding the routing of client orders. The Company has received requests for documents and information from the regulatory authorities. The Company is cooperating with the requests.

Aequitas Securities Litigation — An amended putative class action complaint was filed in the U.S. District Court for the District of Oregon in *Lawrence Ciuffitelli et al. v. Deloitte & Touche*

LLP, EisnerAmper LLP, Sidley Austin LLP, Tonkon Torp LLP, TD Ameritrade, Inc., and Integrity Bank & Trust, Case No. 3:16CV580, on May 19, 2016. A second amended putative class action complaint was filed on September 8, 2017, in which Duff & Phelps was added as a defendant. The putative class includes all persons who purchased securities of Aequitas Commercial Finance, LLC and its affiliates on or after June 9, 2010. Other groups of plaintiffs have filed four non-class action lawsuits in Oregon Circuit Court, Multnomah County, against these and other defendants: *Walter Wurster, et al. v. Deloitte & Touche et al.,* Case No. 16CV25920 (filed Aug. 11, 2016), *Kenneth Pommier, et al. v. Deloitte & Touche et al.,* Case No. 16CV36439 (filed Nov. 3, 2016), *Charles Ramsdell, et al. v. Deloitte & Touche et al.,* Case No. 16CV40659 (filed Dec. 2, 2016) and *Charles Layton, et al. v. Deloitte & Touche et al.,* Case No. 17CV42915 (filed October 2, 2017). FINRA arbitrations are also pending against the Company. The claims in these actions include allegations that the sales of Aequitas securities were unlawful, the defendants participated and materially aided in such sales in violation of the Oregon securities laws, and material misstatements and omissions were made. While the factual allegations differ in various respects among the cases, plaintiffs' allegations include assertions that: the Company's customers purchased more than $140 million of Aequitas securities; the Company served as custodian for Aequitas securities; recommended and referred investors to financial advisors as part of its advisor referral program for the purpose of purchasing Aequitas securities; participated in marketing the securities; recommended the securities; provided assurances to investors about the safety of the securities; and developed a market for the securities. In the *Ciuffitelli* putative class action, plaintiffs allege that more than 1,500 investors were owed more than $600 million on the Aequitas securities they purchased. In that case and the other cases, collectively over 200 named plaintiffs allege a total of over $125 million in losses plus other damages. Of that amount, over 100 plaintiffs who were customers of the Company allege approximately $35 million in losses plus other damages. In the *Wurster* and *Pommier* cases, the Company filed a motion to compel arbitration as to the claims by those plaintiffs who were customers of the Company and the Court dismissed those claims. In those cases, plaintiffs have filed amended complaints and defendants have filed motions to dismiss. In the *Ciuffitelli* case, defendants have also moved to dismiss the pending complaint. Discovery has commenced. The *Ramsdell* case is stayed and the *Layton* case may similarly be stayed. These stays are expected to remain in place until the resolution of the motions to dismiss the *Wurster* and *Pommier* cases. The Company intends to vigorously defend against this litigation. The Company is unable to predict the outcome or the timing of the ultimate resolution of this litigation, or the potential losses, if any, that may result.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Consolidated Statement of Financial Condition (continued)

Other Legal and Regulatory Matters – The Company is subject to a number of other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies,* governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $55 million as of September 30, 2017. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Consolidated Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the Consolidated Statement of Financial Condition could be significantly changed at a later date upon final determinations by taxing authorities.

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2017, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $13.9 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company does not expect losses under the indemnification to be material to the Company's Consolidated Statement of Financial Condition.

See "Insured Deposit Account Agreement" in Note 10 for a description of the guarantees included in that agreement.

9. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes money market mutual funds.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2017 (in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Cash equivalents:				
Money market mutual funds	$ 315	$ —	$ —	$ 315
Securities owned:				
U.S. government debt securities	—	100	—	100
Other	—	4	—	4
Subtotal - Securities owned	—	104	—	104
Total assets at fair value	$ 315	$ 104	$ —	$ 419

There were no transfers between any levels of the fair value hierarchy during fiscal year 2017.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets

and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables, and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value. Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

10. Related-Party Transactions

Allocated Costs from Affiliates Based on Services and Expense Allocation Agreements

The Company has system maintenance, marketing and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees and net interest from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to

affiliates on the Consolidated Statement of Financial Condition includes $20 million of income taxes payable to the Parent as of September 30, 2017.

Transactions with The Toronto-Dominion Bank and its Affiliates

The Toronto-Dominion Bank ("TD") is an affiliate of the Parent, owning approximately 41% of the Parent's common stock as of September 30, 2017. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, and TDAC (together the "Ameritrade Companies") are party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank N.A. (together the "TD Depository Institutions") make available to clients of the Company and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the TD Depository Institutions, and TDAC acts as agent for the clients of the Company and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided by either party, therefore the IDA agreement will automatically renew on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment

frequency to monthly) and (b) the yield on floating-rate investments. As of September 30, 2017, the IDA portfolio was comprised of approximately 73% fixed-rate notional investments and 27% floating-rate investments.

The IDA agreement provides that the Company may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Company designates that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC

insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount to be remote. Accordingly, no contingent liability is carried on the Consolidated Statement of Financial Condition for the IDA agreement. In addition, in the event the Ameritrade Companies withdraw a notional investment prior to its maturity and the investment is in an unrealized loss position, the Ameritrade Companies shall reimburse the TD Depository Institutions an amount equal to the economic replacement value of the investment, as defined in the IDA agreement.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the Consolidated Statement of Financial Condition resulting from related-party transactions as of September 30, 2017 (in millions):

Assets

Receivable from affiliated clearing broker-dealer	$	50
Receivable from affiliates:		
Receivable from TD and its affiliates	$	3

Liabilities

Payable to affiliates:			
Payable to TD and its affiliates	$	4	
Payable to entities related by common ownership		26	
Total			$ 30

Payable to entities related by common ownership for income taxes are settled periodically, as amounts become due to taxing authorities. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.